UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ternium S.A.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

880890108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☐

(b)  ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 1,445,368,426
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 1,445,368,426

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,445,368,426

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 72.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 2 of 14 pages

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☐

(b)  ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NETHERLANDS ANTILLES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 0
6. SHARED VOTING POWER: 1,445,368,426
7. SOLE DISPOSITIVE POWER: 0
8. SHARED DISPOSITIVE POWER: 1,445,368,426

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,445,368,426

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 72.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 3 of 14 pages

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

I.I.I. INDUSTRIAL INVESTMENTS INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☐

(b)  ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 1,215,655,232
6. SHARED VOTING POWER: 229,713,194
7. SOLE DISPOSITIVE POWER: 1,215,655,232
8. SHARED DISPOSITIVE POWER: 229,713,194

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,445,368,426

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 72.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 4 of 14 pages

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☐

(b)  ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER: 229,713,194
6. SHARED VOTING POWER: 1,215,655,232
7. SOLE DISPOSITIVE POWER: 229,713,194
8. SHARED DISPOSITIVE POWER: 1,215,655,232

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 1,445,368,426

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 72.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 5 of 14 pages

Item 1.
(a)	Name of Issuer:

Ternium S.A.

(b)	Address of Issuer’s Principal Executive Offices:

46A, avenue John F. Kennedy
 L-1855 Luxembourg

Item 2.
(a)	Name of Person Filing:

Rocca & Partners S.A.
San Faustín N.V.
I.I.I. Industrial Investments Inc.
Tenaris S.A.

(b)	Address of Principal Business Office or, if none, Residence:

Rocca & Partners S.A.
Vanterpool Plaza, 2nd Floor,
Wickhams Cay I, Road Town, Tortola
British Virgin Islands

San Faustín N.V.
Berg Arrarat 1
Curaçao
Netherlands Antilles

I.I.I. Industrial Investments Inc.
69 Dr. Roy’s Drive,
Georgetown, Grand Cayman
Cayman Islands

Tenaris S.A.
46A, Avenue John F. Kennedy,
L-1855 Luxembourg,
Grand Duchy of Luxembourg

Citizenship:

See item 4 on page 2
See item 4 on page 3
See item 4 on page 4
See item 4 on page 5

(c)	Title of Class of Securities:

Common Stock, $1.00 par value per share

(d)	CUSIP Number:

880890108

Page 6 of 14 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See item 9 on page 2
See item 9 on page 3
See item 9 on page 4
See item 9 on page 5

From October 1st, 2008 up to December 12th, 2008, I.I.I. Industrial Investments Inc. acquired 3,158,600 ADRs, representing ten shares of common stock each, in various “on the exchange” transactions in the New York Stock Exchange for an aggregate price of USD 35,517,831.66; said ADRs were converted into 31,586,000 shares of common stock of Ternium S.A.

(b)	Percent of class:

See item 11 on page 2
See item 11 on page 3
See item 11 on page 4
See item 11 on page 5

Page 7 of 14 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See item 5 on page 2
See item 5 on page 3
See item 5 on page 4
See item 5 on page 5

(ii)	Shared power to vote or to direct the vote:

See item 6 on page 2
See item 6 on page 3
See item 6 on page 4
See item 6 on page 5

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on page 2
See item 7 on page 3
See item 7 on page 4
See item 7 on page 5

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on page 2
See item 8 on page 3
See item 8 on page 4
See item 8 on page 5

Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. I.I.I. Industrial Investments Inc. is a wholly owned subsidiary of San Faustin N.V. I.I.I. Industrial Investments Inc. holds the 60.8% of the shares of Tenaris S.A.

There are no controlling shareholders for Rocca & Partners S.A.

Page 8 of 14 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 9 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROCCA & PARTNERS S.A. to sign this statement, certify that the information set forth in this Schedule 13G is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13G on his own behalf and on behalf of SAN FAUSTIN N.V., I.I.I. INDUSTRIAL INVESTMENTS INC. and TENARIS S.A.

February 10th, 2009
/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

Page 10 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SAN FAUSTIN N.V. to sign this statement, certify that the information set forth in this Schedule 13G is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Schedule 13G on his own behalf and on behalf of ROCCA & PARTNERS S.A., I.I.I. INDUSTRIAL INVESTMENTS INC. and TENARIS S.A.

February 10th, 2009
/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

Page 11 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by I.I.I. INDUSTRIAL INVESTMENTS INC. to sign this statement, certify that the information set forth in this Schedule 13G is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13G on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V. and TENARIS S.A.

February 10th, 2009
/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

Page 12 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this Schedule 13G is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Schedule 13G on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V. and I.I.I. INDUSTRIAL INVESTMENTS INC.

February 10th, 2009
/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

Page 13 of 14 pages

EXHIBIT INDEX

Exhibit	Description

A	Power of Attorney for Rocca & Partners S.A., dated December 22nd, 2006.*
B	Power of Attorney for San Faustín N.V., dated December 22nd, 2006.*
C	Power of Attorney for I.I.I. Industrial Investments Inc., dated December 22nd, 2006.*
D	Power of Attorney for Tenaris S.A., dated December 22nd, 2006.

* Previously filed as an Exhibit to the Schedule 13G of Ternium S.A. dated February 13th, 2007.

Page 14 of 14 pages